
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2010

Howard Root
Chief Executive Officer
Vascular Solutions, Inc.
6464 Sycamore Court
Minneapolis, Minnesota 55369

> **Re: Vascular Solutions, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 2, 2010**
> **File No. 000-27605**

Dear Mr. Root:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis . . ., page 24

1.   In future filings, please expand your overview to provide an executive level analysis of your material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to these trends and uncertainties. Please also provide an executive-level discussion of the business, industry and technological trends that are driving the sales of your products and that are affecting your operating results. Please see

Interpretative Release No. 33-8350, available on our Web site at
http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and
purpose of the executive summary.

2.   We note the seasonality of sales of your Vein products mentioned during
management's 4th quarter earnings call. If material, please revise future filings to
provide the disclosures required by Item 101(c)(1)(v). Also note the disclosure
requirements of Instruction 5 to Item 303(b) of Regulation S-K.

3.   In your future filings, please include in your MD&A a narrative discussion of the
extent to which price and volume impacted your revenues. Quantify when
possible. Include in such disclosure a discussion of the extent to which the
introduction of new products impacted your results of operations. Refer to Item
303(a)(3)(iii) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

4.   The disclosures you provide pursuant to Regulation S-K Item 401(e) should
include the "specific experience, qualifications, attributes or skills" that led to the
conclusion that the person should serve as a director at the time the disclosure is
made. Your current disclosure does not describe those experiences or
qualifications in sufficient detail. For example, your disclosure includes vague
references to "experience in the medical device industry" and affiliations with the
registrant or other medical device companies. In future filings, please revise to
clarify the specific experience to which you refer and why that experience leads to
you to conclude that the person is "well-suited " to serve as a director.

Item 11. Executive Compensation, page 34

5.   We note that you have not included any disclosure in response to Item 402(s) of
Regulation S-K. Please advise us of the basis for your conclusion that disclosure
is not necessary and describe the process you undertook to reach that conclusion.

Item 15. Exhibits and Financial Statement Schedules, page 36

6.   Although your exhibit list indicates that Exhibit 23.1 was "filed herewith," it
appears that such exhibit was not included with your filing. Please amend your
document to include that exhibit, and any other exhibits that are required for
amended Exchange Act filings.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3637 with any questions.

Sincerely,

Jay Mumford
Senior Attorney

cc (via fax): Catherine Heaven, Esq.